SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

18 December, 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 18 December, 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                                          Protherics PLC

                                                    Notification of PDMR Interests

London, UK; Brentwood, TN; 18 December 2006 - Protherics PLC ("Protherics" or the "Company"), the international biopharmaceutical company focused on critical care and cancer, announces the award, on 15 December 2006, of a conditional right to receive 100,173 ordinary shares in Protherics ("Ordinary Shares") under the terms of the Protherics PLC 2005 Long Term Incentive Plan (the "LTIP"),
to Saul Komisar, President of the Company's US operations.  The award vests on the third anniversary of the date of grant subject to the achievement of the performance conditions.

Following the above awards, Saul Komisar holds options and conditional awards over a total of 943,483 Ordinary Shares.

Protherics PLC also announces the grant, on 15 December 2006, of the following options over Ordinary Shares in the Company under the terms of the LTIP:

Name                           Position                                            Number of         Exercise Price
                                                                                   Options
Sally C Waterman               Director of Research & Development                   101,694          2p

Ian T Scoular                  Director of Business Development                      98,305          2p

Nicholas J Staples             Director of Corporate Affairs                         84,745          2p

The options are exercisable between the third and tenth anniversary of the date of grant, subject to the achievement of performance conditions.

Following the above grant of options, the above hold options over the following number of Ordinary Shares:

Sally Waterman                 492,289
Ian Scoular                    854,984
Nick Staples                   409,977

The current issued ordinary share capital of the Company is 261,489,793 shares.

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For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs                                          +44 (0) 7919  480510
Julie Vickers, Company Secretary                                                     +44 (0)1928 518010

Financial Dynamics - press enquiries
London: Ben Atwell, David Yates                                                      +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                                              +1 212 850 5600

Or visit  www.protherics.com

END